Safe-T Group Ltd.

8 Abba Eban Ave

Moradot HaCarmel Industrial Park

Herzliya, Israel 4672526

May 10, 2018

Via EDGAR - Confidential

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Branch Chief - Legal,

Office of Information Technologies and Services

Re:	Safe-T Group Ltd. Draft Registration Statement on Form F-1 Submitted January 8, 2018 CIK No. 0001725332

Dear Ms. Woo:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of February 2, 2018, regarding the above mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently confidentially filing Amendment No. 1 to the Form F-1 (“Amendment No. 1”). Page references in our response are to Amendment No. 1.

Prospectus Cover Page

1.	We note your statement that the last reported trading price of your ordinary shares on the Tel Aviv Stock Exchange was $1.32 per share. If you intend to price the securities based on an existing home market price, you may disclose a percentage range based on that price (for example, 10% of the last reported trading price on the TASE) within which you intend to price the securities. Please revise your cover page to provide bona fide pricing information as required by Item 501(b)(3) of Regulation S-K.

Response: We intend to include bona fide pricing information as required by Item 501(b)(3) of Regulation S-K in a subsequent filing.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

May 10, 2018

Prospectus Summary

Corporate Information, page 1

2.	You disclose throughout the prospectus that your clients include large financial institutions, large healthcare organizations and companies, leading insurance companies, government agencies, industrial and commercial companies and educational institutions. Please revise to provide appropriate context to your claim by disclosing the size and geographic region of these companies and organizations as well as the scope of your agreements with these entities.

Response: We have revised our disclosure on pages 1 and 44 to provide addition context and details regarding our clients.

3.	You state that the combined market revenue for secure data access and secure data exchange has been reported to generate revenue in 2016 in excess of $2 billion. Please revise to provide the source for this industry statistic. Further, on page 45, you reference that your Secure Data Access product is the most secure data access and secure data change solution in your segment. Please describe the industry segment to which you refer and provide comparable industry data for your segment for balanced disclosure.

Response: We have revised our disclosure on pages 1 and 44 to provide the source for the statistical data and the industry segment.

4.	You cite an example of a joint solution created through a partnership with SecureAuth. Please clarify whether this is a current and active partnership and, if material, explain the details of the relationship including the terms of any agreements.

Response: We have revised our disclosure on pages 1, 44 and 50. We have also added a new subsection titled “White Label and Bundled Solutions” to provide additional information about joint activities. We do not consider the agreement with SecureAuth to be material at this time, nor have we received any material revenues do to this joint solution. The agreement with SecureAuth is meant to be an example of how we may integrate our products with those offered by third parties.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

May 10, 2018

Price History of Our Ordinary Shares and the ADSs, page 27

5.	You disclose that your ADSs have been quoted on the OTCQB since June 27, 2017 with a closing price of $4.00 per ADS on December 19, 2017. Please clarify how many ADSs you currently have outstanding. Clarify whether these ADSs have the same rights and privileges as the ADSs that will be offered in your IPO and currently disclosed on pages 76 to 81.

Response: We have revised our disclosure on page 27 to clarify that all of the ADSs will have the same rights and privileges.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 35

6.	Please revise to further explain what your measure of non-GAAP gross deferred revenue is intended to convey to investors about your liquidity and how this measure is calculated. Also, provide a reconciliation to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We removed the non-GAAP gross deferred revenue measure on page 35.

Liquidity and Capital Resources, page 40

7.	Please disclose the minimum period of time that you will be able to conduct your planned operations using only currently available capital resources without regards to the proceeds you expect to receive from the offering. Refer to Item 5.B(1)(a) of Form 20-F and Section IV of Interpretive Release 33-8350 for additional guidance. Similar revisions should be made to your risk factor disclosures on page 6.

Response: We have revised our disclosure on pages 6 and 40.

Compensation, page 57

8.	Please revise your compensation tables to clarify the form of stock options or share-based compensation being issued, provide the title and amount of securities covered by the securities, the exercise price, the purchase price (if any), and the expiration date of the options. Otherwise please refer to Item 6.B of Form 20-F and explain why you believe it is not necessary.

Response: We have revised our disclosure on pages 57 and 58 accordingly.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

May 10, 2018

Principal Stockholders, page 70

9.	Please revise to disclose the natural person(s) with investment and/or voting power of the shares beneficially owned by the entities MMCAP International Inc. SPC and Sas Holdings – Agricultural Cooperatives Society Ltd. Also, please clarify if any of your directors are affiliates of these principal shareholders.

Response: We have revised our disclosure on page 70 accordingly.

Related Party Transactions, page 71

10.	You reference a Services Agreement and Finders Agreement with you directors, Messrs. Yuval Illuz and Eylon Geda, respectively. Please revise to clarify whether you have made or accrued any payments under these agreements and if such amounts are included in your compensation table on page 57. Also, please clarify if you generate a material amount of revenue pursuant to sales under these agreements and clarify the duration of such agreements.

Response: We have revised our disclosure on page 72 to clarify that we have not made or accrued any payments under these agreements.

11.	In your financial statement footnotes on pages F-44 and F-48, you reference a $15,000 monthly management services agreement paid to your chairman, Mr. Mizhar. Please revise to describe the material terms of this agreement. Also, please clarify if these payments are included in compensation table on page 57.

Response: We have revised our disclosure on page 71 accordingly.

12.	On page F-36, you reference that the Second Amendment to your Merger Agreement that a group of investors will provide ongoing support and advisory services on how to conduct itself in the capital markets and operate as a public company. Please clarify if the Merger Agreement contains any material provisions that currently affect your operations and conduct.

Response: We have revised our disclosure on page 72 to provide more details about these agreements, none of which contain any material provisions that currently affect our operations and conduct.

Underwriting, page 90

13.	Please identify your underwriters and provide the plan of distribution disclosures required by Item 9.B of Form 20-F.

Response: We intend to include this information in our next filing.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

May 10, 2018

Exhibits

14.	Please tell us whether you intend to file the employment agreements with your executive officers and any material lease agreements and related amendments. See Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectively advise the Staff that we do not believe the agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

With respect to the employment agreements, we do not believe that these agreements are required to be filed pursuant to 601(b)(10)(iii)(C)(5) of Regulation S-K, as “Any compensatory plan, contract or arrangement if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) (§ 229.402(a)(1)) and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant's home country and is not otherwise publicly disclosed by the registrant.” We also respectfully advise the Staff that we have not previously filed the employment agreements with the Israeli Securities Authority or the Tel-Aviv Stock Exchange, or otherwise.

With respect to the lease agreements, we do not believe that these agreements are required to be filed pursuant to 601(b)(10)(ii)(D) of Regulation S-K, as these agreements are not material to us in amount or significance, considering the monthly rent amounts and the relatively short terms of the agreements.

Furthermore, the material terms of the employment and lease agreements have been summarized in the Registration Statement in order to provide our shareholders with detailed information regarding these agreements. We believe the current disclosure adequately provides all information regarding the agreements that is material to us and our shareholders, and that filing the actual documents is not required and would not provide any additional material information to shareholders beyond the discussion in the Registration Statement.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There are no such materials at this time. We will supplementally provide the Staff with any such communications if they are made.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

May 10, 2018

16.	Please supplementally provide us with copies of any additional graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: There are no such materials at this time. We will supplementally provide the Staff with any such graphics or artwork in the event that we intend to use such in our prospectus.

* * *

If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Chief Executive Officer

cc:	Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Megan Masterson Akst, Senior Staff Accountant